SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-51584

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beacon Federal Retirement Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hills Bancorp, Inc.
24 North St.
Pittsfield, MA 01201

BEACON FEDERAL RETIREMENT SAVINGS PLAN

FINANCIAL REPORT

DECEMBER 31, 2012

BEACON FEDERAL RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm                                                             1

Statements of Net Assets Available for Benefits                                                                               2

Statement of Changes in Net Assets Available for Benefits                                                            3

Notes to Financial Statements                                                                                                         4 - 9

Schedule of Assets (Held at End of Year)                                                                                         10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Beacon Federal Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Beacon Federal Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Beacon Federal Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Board of Directors of Beacon Federal Bancorp, Inc., the Plan’s sponsor, voted on September 27, 2012 to terminate the Plan.  In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting, from the ongoing plan basis used in presenting the 2011 financial statements to the liquidation basis used in presenting the 2012 financial statements.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

/s/ Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 24, 2013

BEACON FEDERAL RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

ASSETS	2012	2011

Investments, at Fair Value
Berkshire Hills Bancorp Common Stock	$57,556	$-
Registered Investment Companies	2,312,620	3,896,366
Beacon Federal Bancorp Common Stock	-	3,506,309
Collective Trust	-	75,217
Total Investments, at Fair Value	2,370,176	7,477,892

Net Assets Available for Benefits	$2,370,176	$7,477,892

See Notes to Financial Statements.

BEACON FEDERAL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

Additions to Net Assets Attributed to:

Investment Income:
Net Appreciation in Fair Value of Investments	$2,069,826
Dividends	115,579

Total Investment Income	2,185,405

Contributions:
Participants	425,052
Employer	180,618

Total Contributions	605,670

Total Additions	2,791,075

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	7,871,187
Administrative Expenses	27,604

Total Deductions	7,898,791

Net Decrease	(5,107,716)

Net Assets Available for Benefits

Beginning of Year	7,477,892

End of Year	$2,370,176

See Notes to Financial Statements.

BEACON FEDERAL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

Note 1 - Description of the plan

The following description of the Beacon Federal Retirement Savings Plan (the Plan), as adopted by Beacon Federal Bancorp, Inc. (the “Bank”), provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees of the Bank.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  To become eligible for participation, an employee must be at least age eighteen and have completed one month of service.

In May 2012, the Bank signed a merger agreement with Berkshire Hills Bancorp, Inc. (“Berkshire”).  As a result of this merger, the outstanding Bank shares held in the Plan were exchanged for Berkshire shares or cash. In September 2012, the Plan sponsor’s Board of Directors adopted a resolution to terminate the plan effective October 18, 2012.  At that time, all participants became fully vested in their account balances.  Upon termination, all participants were given the option of taking a lump sum cash distribution or rolling over the lump sum to another qualified retirement plan.  Distributions of the participant’s accounts have been occurring since the termination date and will continue until all funds have been disbursed.  The total net assets available for benefits at December 31, 2012 represent those funds that have not yet been distributed.

Contributions - Each year, participants may contribute up to 75% of their eligible compensation subject to limitations established under the Internal Revenue Code (IRC).  Additionally, if a participant has or is projected to attain age 50 before the end of the Plan year, that participant may make additional “catch-up” contributions.  Participants may also contribute amounts representing distributions from other qualified retirement plans.

The Bank matches an amount equal to 60% of the participant’s elective deferral up to a maximum of 6% of a participant’s compensation.  In addition, the Bank, at the discretion of its Board of Directors, may contribute to the Plan a discretionary profit sharing contribution for all eligible participants.  There were no discretionary contributions made to the Plan in 2012 and 2011.

Vesting - Participants are immediately vested in their elective salary deferral contributions plus actual earnings thereon.  Vesting in the remainder of their account balance is based on years of credited service.  A participant is 100% vested for any discretionary profit sharing and matching contributions after five years of credited service.

As a result of the Plan termination, all participants became 100% vested in their account balances as of the termination date.

Forfeited nonvested accounts are retained by the Plan and allocated to all remaining participants eligible to share in the allocations as defined in the Plan document.  During 2012, approximately $55,000 of forfeited accounts were allocated to eligible participants.  Total forfeited nonvested accounts amounted to $-0- and $20,593 at December 31, 2012 and 2011, respectively.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Bank’s contribution and Plan earnings.  Allocations are based on participant’s compensation or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant loans - The Plan does not allow participants to borrow against their account balances.

Investment options - Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan. Participants may change their investments or transfer their account balances from one fund to another at any time during the year. The Plan currently offers twenty-five investment options to participants, which are made up mostly of mutual funds, but also offers a collective trust fund and employer stock.

Payment of benefits - Upon termination of service due to death, disability or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account or installment payments over any period that does not exceed the life expectancy of the beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship withdrawals - Participants may apply for a hardship withdrawal to assist in the payment of several types of personal hardships as defined by the plan agreement. Any hardship distribution is limited to the amount necessary to meet the financial need. The plan record keeper must approve hardship withdrawals. Such withdrawals will suspend the participant’s right to make elective salary deferrals to the Plan for six months.

Note 2 - Summary of significant accounting policies

Method of accounting - Due to the decision to terminate the Plan during 2012, the financial statements for 2012 have been prepared using the liquidation basis of accounting.  The 2011 financial statements were prepared on the ongoing accrual basis of accounting.

Investments at December 31, 2012, are reported at fair value which represents liquidation value.  At December 31, 2011, the collective trust is reported at contract value which approximated fair value, and all other investments are valued at fair value measured by quoted prices.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and uncertainties - The participants invest the Plan’s assets in any combination of investment options. Investment options are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Administrative costs - Costs of managing the investments and maintaining participant accounts are paid directly out of the Plan’s assets. Other administrative costs, including legal and accounting costs, are paid by the Bank.

Payment of benefits - Benefits are recorded when paid.

Economic dependency and concentration of credit risk - At December 31, 2011, approximately 47% of the Plan’s investments were invested in the Plan sponsor’s Common Stock.  As a result of the merger discussed in Note 1, the Plan liquidated all Beacon Federal Bancorp, Inc. common stock during 2012.

Note 3 - Fair value measurements

Accounting principles generally accepted in the United States of America establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies:  Valued at the closing price reported on the active market on which the individual security is traded.

Common Stock:  Investments in Berkshire Hills Bancorp, Inc. (2012) and Beacon Federal Bancorp, Inc. (2011) are valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust:  The Plan’s interest in the collective trust is based on periodic valuations performed by the trustee using current market values of the underlying assets of the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	Investments at Fair Value as of
	December 31, 2012
	Level 1	Level 2	Total
Registered Investment Companies
Bonds	$47,010	$-	$47,010
Equities	892,083	-	892,083
Balanced	551,624	-	551,624
Money Market	821,903	-	821,903
Berkshire Hills Bancorp, Inc. Common Stock	57,556	-	57,556

Total investments at Fair Value	$2,370,176	$-	$2,370,176

	Investments at Fair Value as of
	December 31, 2011
	Level 1	Level 2	Total
Registered Investment Companies
Bonds	$198,890	$-	$198,890
Equities	1,835,208	-	1,835,208
Balanced	1,862,268	-	1,862,268
Beacon Federal Bancorp, Inc. Common Stock	3,506,309	-	3,506,309
Collective Trust	-	75,217	75,217

Total investments at Fair Value	$7,402,675	$75,217	$7,477,892

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest is recorded on the accrual basis.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Note 4 - Investments

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2012	2011

Beacon Federal Bancorp, Inc. Common Stock	$-	$3,506,309
Federated Prime Obligations Fund	821,903	-
Oppenheimer International Growth Fund	215,422	-
BlackRock Equity Dividend Fund	195,115	516,710
Goldman Sachs Small Cap Value Fund	193,189	-
Vanguard Target Retirement 2030 Fund	172,307	-
Vanguard Target Retirement 2040 Fund	167,494	-
PIMCO All Asset Fund	139,108	-
Fidelity Contrafund	137,882	490,728
Manning & Napier Target 2040 Fund	-	502,165
Heartland Value Plus Fund	-	434,941
Janus Overseas Fund	-	420,989

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common Stock	$1,642,967
Mutual Funds	426,859

$2,069,826

Note 5 - Party-in-interest transactions

        The assets of the Plan are administered by Benefit Plans Administrative Services, LLC d/b/a Benefit Plans Administrators (BPA). The Bank paid BPA $27,604 for recordkeeping, trustee and other services in 2012.  These services qualify as party-in-interest transactions.

The Plan held no shares of the Plan sponsor’s common stock and 2,412 shares of Berkshire Hills Bancorp, Inc. common stock at December 31, 2012.  The cost of these shares at December 31, 2012 was $53,728 and their fair value at December 31, 2012 was $57,556.

Dividends received on the investment in Beacon Federal Bancorp, Inc.’s and Berkshire Hills Bancorp, Inc’s common stock amounted to $51,673 and $2,147, respectively, for the year ended December 31, 2012.  The Plan sold 241,962 shares of Beacon Federal Bancorp Inc’s common stock and purchased and sold 12,828 shares and 10,345 shares, respectively, of Berkshire Hills Bancorp, Inc’s common stock during 2012.

Note 6 - Tax status

The Plan is a prototype plan, which was approved by the Internal Revenue Service on March 31, 2008.  The Plan has been amended since receiving the determination letter.  However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan has reviewed its operations for uncertain tax positions and believes there are no significant exposures.  The Plan will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise.  The Plan is no longer subject to Federal or New York State examinations by tax authorities for the closed tax years before 2009.

Note 7 - Assets allocated to withdrawn participants

The statements of net assets available for benefits at December 31, 2012 and 2011, includes $2,370,176 and $885,386, respectively, allocated to participants who were no longer employees of the Bank.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value

*	Berkshire Hills Bancorp, Inc.	Common Stock	$57,556
	Federated	Federated Prime Obligations Fund	821,903
	Oppenheimer Funds	Oppenheimer International Growth Fund	215,422
	BlackRock	BlackRock Equity Dividend Fund	195,115
	Goldman Sachs	Goldman Sachs Small Cap Value Fund	193,189
	Vanguard	Vanguard Target Retirement 2030 Fund	172,307
	Vanguard	Vanguard Target Retirement 2040 Fund	167,494
	PIMCO Funds	PIMCO All Asset Fund	139,108
	Fidelity Investments	Fidelity Contrafund	137,882
	Nuveen	Tradewinds Value Opportunities Fund	70,303
	Vanguard	Vanguard Target Retirement 2020 Fund	51,931
	Vanguard	Vanguard Interm Term Bond Index Fund	45,347
	Vanguard	Vanguard 500 Index Fund	36,564
	Oppenheimer Funds	Oppenheimer Developing Markets Fund	17,543
	Vanguard	Vanguard Target Retirement 2050 Fund	12,131
	Harbor	Harbor International Fund	8,964
	Vanguard	Vanguard Target Retirement 2010 Fund	8,653
	Vanguard	Vanguard Health Care Fund	5,674
	Vanguard	Vanguard Energy Fund	4,771
	Vanguard	Vanguard Mid Cap Index Fund	3,094
	Vanguard	Vanguard Small Cap Index Fund	2,696
	Vanguard	Vanguard Target Retirement Income Fund	1,663
	Vanguard	Vanguard Growth Index Fund	866

			$2,370,176
  * Party-in-interest as defined by ERISA

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Beacon Federal Retirement Savings Plan

Date: June 24, 2013	By:	/s/ Linda Johnston
Executive Vice President, Human Resources
Berkshire Bank

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333- 162205) of Beacon Federal Bancorp, Inc. of our report dated June 24, 2013, relating to the statements of net assets available for benefits of the Beacon Federal Retirement Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012, which appears in this Annual Report on Form 11-K.

Respectfully Submitted,

/s/ Insero & Company CPAs, P.C.
Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 24, 2013